200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411

April 22, 2008

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008

File No. 1-08590

Definitive Proxy Statement on Schedule 14A

Filed March 28, 2008

File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated April 14, 2008. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

Form 10-K filed February 29, 2008

Risk Factors, page 7

1.	In future filings, please revise the headings of your risk factors. As currently presented, the headings do not identify for securityholders the consequences of the risks being disclosed.

In future filings, we agree to revise the risk factor headings to identify the consequences of the risk factors presented.

FAX (870) 864-6373	TLX 53-6210

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

April 22, 2008

Definitive Proxy Statement filed March 28, 2008

2007 Director Compensation Table, page 6

2.	In future filings, please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each director. See the Instructions to Item 402(k)(2)(iii) and (iv).

In future filings, we agree to provide the aggregate number of stock awards and the aggregate number of option awards outstanding at the fiscal year end for each director as required by the Instructions to Item 402(k)(2)(iii) and (iv).

Compensation Discussion & Analysis, page 10

3.

You disclose that you target the 50th percentile or median for base salary, incentive and long-term compensation. You also disclose that actual compensation may vary from the targeted compensation amount based on a variety of factors. In future filings, for each named executive officer, please identify whether the actual amount of compensation they received was at, above or below the targeted percentile and as may be appropriate, explain the reasons for any divergence from the targeted percentile. See Item 402(b)(2)(ix) of Regulation S-K.

While we believe our disclosure meets the requirements of Item 402(b)(2)(ix) of Regulation S-K, in future filings, we agree to disclose when and why a named executive officer’s actual compensation differs materially from the targeted compensation amount.

4.	We refer you to Item 402(j) of Regulation S-K which requires disclosure of any agreement, contract, plan or arrangement, whether written or unwritten, that provides for potential payments to named executive officers upon termination or a change of control. In this regard, we note your footnote disclosure on page 19 regarding equity payments due to named executive officers upon a change of control. In future filings, please revise to include all the disclosure required by Item 402 (j) of Regulation S-K, including arrangements relating to potential payments under various termination scenarios.

In addition to the footnote on page 19, we disclose on page 11 that the company does not have employment agreements with its named executive officers. Taken together, these disclosures are intended to provide the disclosure required by Item 402(j) of Regulation S-K by indicating that the company does not have any agreement, contract, plan or arrangement, whether written or unwritten, for potential payments to named executive officers upon termination or a change in control, except as described in the footnote on page 19. In future filings, we agree to include all the disclosure required by Item 402(j) of Regulation S-K, including any statements, as appropriate, that the company has no arrangements relating to potential payments under any termination or change in control scenarios.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

April 22, 2008

In connection herewith, Murphy Oil Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

c:	M. Duru - SEC

J. Madison - SEC